August 21, 2008

Sally R. Bredensteiner, Esquire
Ameritas Life Insurance Corp.
5900 "O" Street
Lincoln, NE 68510

> Re: Ameritas Life Insurance Corp.
> Ameritas Life Insurance Corp. Life Separate Account LLVL and V
> The Union Central Life Insurance Company and Carillon Life Account
> Initial Registration Statements on Form N-6
> File Nos. 333-151912; 333-151913; and 333-151914

Dear Ms. Bredensteiner:

The staff has reviewed the above-referenced registration statements, which the Commission received on June 25, 2008.   In light of your representation that these three contracts are substantially similar, we are providing below comments on the Excel Performance VUL contract registration statement (333-151913), but our comments are equally applicable to the other two registration statements, unless otherwise noted.

1. Policy Summary (Page 3)
   Please add a discussion of the principal contract risks as required by Item 2(b). Also, delete the qualification "will usually" in the last sentence of the first paragraph.

2. Fee Table (Pages 4-5)
   Please confirm that all charges that vary based on personal characteristics are shown for the same representative insured.   Also, please provide an explanation of why acquired fund fees are not shown for some funds.

3. Adding, Deleting, or Substituting Variable Investment Options (Page 13)
   Please provide the legal basis for reallocating, without the owner's consent, to the Money Market Subaccount, when an affiliated portfolio is eliminated or if the value in a subaccount falls below $100 (page 15).

4. Transfer Rules (Page 14)
    Please indicate that transfer must be received by the New York Stock Exchange's close of business (generally 3 pm central time).

5. Disruptive Trading Procedures (Pages 15-16)
    Please add the disclosure required by Rule 22c-2.

6. Allocating Premiums (Pages 19-20)
    Please indicate whether interest earned before premiums are allocated to the Investment Options specified by the owner are credited to the owner's account. Also, please provide the legal basis that permits you to delay crediting subsequent payments received by check (page 19).

7. Suicide (Page 21)
    Please delete the last sentence. All material state and rider variations must be reflected in the Prospectus.

8. Beneficiary (Page 23)
    Please define "common disaster."

9. Minor Owner or Beneficiary (Page 23)
    Please identify material state variations in this section.

10. "Free Look" Rights (Page 24)
    Here again material state variations should be identified. Please add that the policy must be returned by the date the "free look" right expires. Please also indicate that you will return the greater of account value or premiums paid minus Policy Debt and partials withdrawals.

11. State specific Policy- Union Central/ Carillon Life Account
    When a policy is issued in only one state, please conform the language in the prospectus to that state's provisions, avoiding language that mentions other state variations.

12. Financial Statements, Exhibits, and Other Information
    Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

13. Tandy Comment
    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the

fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products